BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Royce Focus Trust, Inc.
Royce Value Trust, Inc.
Royce Micro-Cap Trust, Inc.
Royce & Associates, LLC

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940
Amending a Prior Order Granting an Exemption from Section 19(b) under the Investment
Company Act of 1940 and Rule 19b-1 thereunder

File No. 812-

Please send all communications to:

Frank P. Bruno, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019-6018

Page 1 of 23 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on May 22, 2012

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:	:
:
ROYCE FOCUS TRUST, INC.	:
ROYCE VALUE TRUST, INC.	:	Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 amending a Prior Order granting an exemption from Section 19(b) under the Investment Company Act of 1940 and Rule 19b-1 thereunder
ROYCE MICRO-CAP TRUST, INC.	:
ROYCE & ASSOCIATES, LLC	:
:
:
745 Fifth Avenue	:
New York, NY 10151	:
:
File No. (812- )	:
:

PRELIMINARY STATEMENT

         Royce Focus Trust, Inc. (“RFT”), Royce Micro-Cap Trust, Inc. (“RMT”), Royce Value Trust, Inc. (“RVT”)1, each registered closed-end investment company advised or to be advised in the future by Royce & Associates, LLC (including any successor in interest, “R&A”) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Act”)) with R&A (such investment companies, together with RFT, RMT and RVT, the “Funds”, and with R&A, the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act amending a Prior Order (as defined below) (the “Application”). Amendment of the Prior Order is sought solely with respect to the common

1 These are the existing registered closed-end investment companies advised by Royce & Associates, LLC that currently intend to rely on the relief granted pursuant to this Application. The Applicants have requested relief for all entities currently intending to rely on the Amended Order (as defined below) and any existing or future entity relying on such Amended Order in the future will do so in a manner consistent with the terms and conditions of this Application.

stock of the Funds. The Prior Order as amended by the order granted pursuant to this Application is referred to herein as the “Amended Order”.

STATEMENT OF FACTS

I.         The Applicants

         In a prior application, the Applicants requested an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) under the Act and Rule 19b-1 thereunder permitting the Funds to institute dividend payment policies (“specified periodic payments”) with respect to their preferred stock and to implement distribution policies (“periodic pay-out policies”) with respect to their common stock (File No. 812- 10456) (the “Prior Application”). A notice of filing of the Prior Application was issued on May 16, 1997 in Act Release No. 22665, and an order permitting implementation of these policies was issued on June 11, 1997 in Act Release No. 22704 (the “Prior Order”).

           The following is a brief summary of the policies presently in existence. A more complete discussion of the policies is contained in the Prior Application.

           Pursuant to the Prior Order, RFT, RMT and RVT have each established specified periodic payments with respect to their preferred stock and periodic pay-out policies with respect to their common stock. Each of RFT, RMT and RVT has a periodic pay-out policy of paying quarterly distributions on the Fund’s common stock. Distributions are currently being made at the annual rate of 5% of the rolling average of the prior four calendar quarter-end NAVs of the applicable Fund’s common stock, with the fourth quarter distribution being the greater of 1.25% of the rolling average or the distribution required by Internal Revenue Service regulations. Each Fund currently has outstanding preferred stock and pays quarterly distributions on such preferred stock in an amount equal to a specified percentage of the liquidation preference of such Fund’s preferred stock. Distributions to preferred stockholders are accrued daily and paid quarterly and distributions to common stockholders are recorded on the ex-dividend date.

         Each Fund is required to allocate long-term capital gain distributions and other types of income proportionately to distributions made to holders of shares of common stock and preferred stock. To the extent that distributions are not paid from long-term capital gains, net investment income or net short-term capital gains, they will represent a return of capital. Distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. Permanent book and tax basis differences relating to stockholder distributions will result in reclassifications within the capital accounts. Undistributed net investment income may include temporary book and tax basis differences, which will reverse in a subsequent period. Any taxable income or gain remaining undistributed at fiscal year end is distributed in the following year.

II.	Proposed Amendment to Prior Order

(1) Rationale

The Applicants seek to conform certain representations and conditions of the Prior Order as they relate to the Funds’ common stock with the representations and conditions currently favored by the Commission.

(2) Proposed Amended Representations

Applicants hereby request that the Applicants’ representations relating to the Prior Order, solely with respect to the Funds’ common stock, be amended as follows:

A.	Representations:

1.	Each of RFT, RMT and RVT is a registered closed-end management investment company, and R&A is the Funds’ adviser.

2.	Each of RFT, RMT and RVT has adopted a plan (each a “Plan”) to make periodic, level distributions in respect of its outstanding shares of common stock, based upon a fixed amount per share, a fixed percentage of market price, or a fixed percentage of the Fund’s net asset value (“NAV”) per share of common stock.

3.	The purpose of each Plan with respect to the common stock is to more equitably distribute capital gains among stockholders who purchase shares of the applicable Fund’s common stock at different times during a calendar year and to lessen the disincentive of shareholders to buy or hold shares as a single year-end distribution of capital gains approaches.

4.	With respect to each Fund, prior to relying on the Amended Order, such Fund’s Board of Directors, including a majority of the directors who are not interested persons, as defined in Section 2(a)(19) of the Act (each an “Independent Director”), with respect to the applicable Fund:

	(a)	shall have approved the Fund’s adoption of the Plan;

	(b)	shall have requested and evaluated, and R&A shall have furnished, such information as may be reasonably necessary to an informed determination of whether the Plan should be adopted and implemented;

	(c)	shall have determined that adoption and implementation of the Plan are consistent with the Fund’s investment objectives and policies and in the best interests of the

Fund and its shareholders, after considering information provided pursuant to representation A(4)(b) above, including, without limitation: (i) the purpose of the Plan as stated in this Application; (ii) any potential or actual conflict of interest that R&A, any affiliated person of R&A, or any other affiliated person of the Fund may have relating to the adoption or implementation of the Plan; (iii) that the rate of distribution under the Plan has not exceeded the Fund’s historic NAV total return; and (iv) any reasonably foreseeable material effect of the Plan on the Fund’s long-term total return (in relation to market price and NAV); and

(d)	shall have approved the Fund’s adoption of compliance policies and procedures in accordance with Rule 38a-1 under the Act that:

	(i)	are reasonably designed to ensure that all notices required to be sent to Fund shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition B(2)(a) below, and that all other communications by the Fund or its agents, described in condition B(3)(a) below, about the distributions under the Plan include the disclosure required by condition B(3)(a) below; and

	(ii)	require the Fund to keep records that demonstrate its compliance with all of the conditions of the order granted pursuant to this Application and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

5.	With respect to each Fund, prior to relying on the Amended Order, such Fund’s Board of Directors shall have recorded the basis for its approval of its Plan, including its consideration of the factors listed in representation A(4)(c) above, in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place, or such longer period as may otherwise be required by law.

In order to rely on the Amended Order, an existing Fund that does not currently intend to rely on the Amended Order and future Funds must satisfy each of the foregoing representations, except that such representations will be made in respect of actions by the Board of Directors of such Fund and will be made at a future time. Such Funds may be advised by R&A or by an entity controlling, controlled by or under common control with R&A.

(3) Proposed Amended Conditions

Applicants hereby request that the Applicants’ conditions relating to the Prior Order, solely with respect to the Funds’ common stock, be amended as follows:

B.	Conditions:

Each Fund agrees that the order granted pursuant to this Application, solely with respect to each Fund’s common stock, will be subject to each of the following conditions:

1.	Compliance Review and Reporting

Each Fund’s chief compliance officer will: (a) report to such Fund’s board, no less frequently than once every three months or at the next regularly scheduled quarterly board meeting, whether: (i) the Fund and R&A have complied with the conditions of the order; and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the board no less frequently than annually.

2.	Disclosures to Fund Shareholders

	(a)	Each 19(a) Notice disseminated to the holders of each Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) Will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if a Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)	Will include the following disclosure:

(1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan.”;

(2) “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’”;[2] and

(3) “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

(iii)	Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

2 The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

	(b)	On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, each Fund will:

		(i)	describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

		(ii)	include the disclosure required by condition 2(a)(ii)(1) above;

		(iii)	state, if applicable, that the Plan provides that the board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

		(iv)	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

	(c)	Each report provided to shareholders of a Fund under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.	Disclosure to Shareholders, Prospective Shareholders and Third Parties

	(a)	Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication[3] (other than a communication on Form 1099) about the Plan or

3 The NAV information required by conditions 2(a)(i)(3) and (4) above may be as of the last day of the month prior to any such written communication in lieu of the NAV information date required by such conditions.

distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

	(b)	Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

	(c)	Each Fund will post prominently a statement on its (or R&A’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

4.	Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.	Additional Board Determinations for Funds Whose Shares Trade at a Premium

If:

	(a)	A Fund’s shares of common stock have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s shares of common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

	(b)	The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the board, including a majority of its Independent Directors:

(1) will request and evaluate, and R&A will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)	whether the Plan is accomplishing its purpose(s);

(B)	the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C)	the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(ii) The board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.
6.	Public Offerings

Each Fund will not make a public offering of the Fund’s common stock other than:

	(a)	a rights offering below NAV to holders of the Fund’s common stock;

	(b)	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

	(c)	an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date[4], expressed as a percentage of NAV as of such

4 If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date[5]; and

(ii)	the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred stock as such Fund may issue.

7.         Amendments to Rule 19b-1

         The Amended Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

PROCEDURAL COMPLIANCE

         At a meeting duly held on February 16, 2012, the Board of Directors of each Fund adopted the following resolutions authorizing the execution and filing of this Application Additional Information:

“RESOLVED, that [Royce Focus Trust, Inc.][Royce Value Trust,

Inc.][Royce Micro-Cap Trust, Inc.] (the “Fund”) be, and it hereby is authorized to

5 If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

NY1 7975927v.7

apply to the Securities and Exchange Commission (the “Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an amendment to a prior order of the Commission issued on June 11, 1997 in Investment Company Act Release No. 22704 with respect to the Fund (the “Prior Order”), that would, solely with respect to the Fund’s common stock, amend the representations and conditions set forth in the Prior Order; and

FURTHER RESOLVED, that the President, any Vice President, Treasurer or Secretary of the Fund be and each of them hereby is, authorized, acting singly, to execute and cause to be filed, the application and any amendments thereto hereinabove authorized in such form as the officer executing the same may approve, his execution thereof to be conclusive evidence of such approval.”

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filings this Application on its behalf is sully authorized to do so, that under the provisions of the Articles of Incorporation of such Applicant responsibility for the management of the affairs of such Applicant is vested in its Board of Directors, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

The verifications required by Rule 0-2(d) are attached to this Application as Exhibits A, B, C and D. Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

(a) The address of each of the Applicants is:

745 Fifth Avenue

New York, NY 10151

(b)	Any questions regarding this Application should be directed to Applicants’ counsel:

Frank P. Bruno, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

Dated: May 22, 2012	ROYCE FOCUS TRUST, INC.

	By:	/s/ John D. Diederich

Name: John D. Diederich
Title: Vice President

ROYCE MICRO-CAP TRUST, INC.

	By:	/s/ John D. Diederich

Name: John D. Diederich
Title: Vice President

ROYCE VALUE TRUST, INC.

	By:	/s/ John D. Diederich

Name: John D. Diederich
Title: Vice President

ROYCE & ASSOCIATES, LLC

	By:	/s/ John D. Diederich

Name: John D. Diederich
Title: Chief Operating Officer

Exhibit A-1

VERIFICATION

State of New York )
:ss.:
County of New York )

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Royce Focus Trust, Inc., that he is the Vice President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John D. Diederich

John D. Diederich

Subscribed and sworn to before me, undersigned Notary Public, this 22nd day of May, 2012.

By:	/s/ Ann M. Dennehy

Notary Public

My Commission expires:

[Notary Stamp]

Exhibit A-2

VERIFICATION

State of New York )
:ss.:
County of New York )

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Royce Micro-Cap Trust, Inc., that he is the Vice President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John D. Diederich

John D. Diederich

Subscribed and sworn to before me, undersigned Notary Public, this 22nd day of May, 2012.

By:	/s/ Ann M. Dennehy

Notary Public

My Commission expires:

[Notary Stamp]

Exhibit A-3

VERIFICATION

State of New York )
:ss.:
County of New York )

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Royce Value Trust, Inc., that he is the Vice President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John D. Diederich

John D. Diederich

Subscribed and sworn to before me, undersigned Notary Public, this 22nd day of May, 2012.

By:	/s/ Ann M. Dennehy

Notary Public

My Commission expires:

[Notary Stamp]

Exhibit A-4

VERIFICATION

State of New York )
:ss.:
County of New York )

The undersigned, being duly sworn, deposes and says that he is the Chief Operating Officer of such entity and that he has duly executed the foregoing attached application for and on behalf of Royce & Associates, LLC pursuant to the general authority vested in him as such officer. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John D. Diederich

John D. Diederich

Subscribed and sworn to before me, undersigned Notary Public, this 22nd day of May, 2012.

By:	/s/ Ann M. Dennehy

Notary Public

My Commission expires:

[Notary Stamp]